Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

/s/ William E. Andrew	/s/ Murray R. Nunns	/s/ Todd H. Takeyasu
William E. Andrew	Murray R. Nunns	Todd H. Takeyasu
Chief Executive Officer	President and COO	Executive Vice President and CFO

March 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Penn West Energy Trust

We have audited the consolidated balance sheets of Penn West Energy Trust ("Penn West") as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Penn West’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Penn West as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2010 expressed an unqualified opinion on the effectiveness of Penn West’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

We have audited Penn West Energy Trust’s ("Penn West") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Penn West’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on Penn West’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penn West maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 18, 2010

Penn West Energy Trust
Consolidated Balance Sheets

	As at December 31
(CAD millions)	2009	2008

Assets
Current
Accounts receivable (note 3)	$371	$386
Risk management (note 8)	-	448
Future income taxes (note 10)	37	-
Other (note 3)	101	106
	509	940
Property, plant and equipment (note 4)	11,347	12,452
Goodwill (note 5)	2,020	2,020
	13,367	14,472
	$13,876	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities (note 3)	$515	$630
Distributions payable	63	132
Convertible debentures (note 7)	18	7
Future income taxes (note 10)	-	132
Risk management (note 8)	130	-
	726	901
Long-term debt (note 6)	3,219	3,854
Convertible debentures (note 7)	255	289
Risk management (note 8)	21	6
Asset retirement obligations (note 9)	568	614
Future income taxes (note 10)	1,169	1,368
	5,958	7,032
Unitholders’ equity
Unitholders’ capital (note 11) (Units outstanding 2009 – 421,638,737, 2008 – 386,504,586)	8,451	7,976
Contributed surplus (note 11)	123	75
Retained earnings (deficit)	(656)	329
	7,918	8,380
	$13,876	$15,412

Contractual obligations and commitments (note 15)
Subsequent events (note 20)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of Penn West Energy Trust, by Penn West Petroleum Ltd. as Administrator:

/s/ John A. Brussa	/s/ James C. Smith
John A. Brussa	James C. Smith
Chairman	Director

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Years ended December 31
(CAD millions, except per unit amounts)	2009	2008

Revenues
Oil and natural gas	$2,859	$4,947
Royalties	(495)	(898)
	2,364	4,049

Risk management gain (loss) (note 8)
Realized	344	(296)
Unrealized	(554)	660
	2,154	4,413
Expenses
Operating (note 12)	979	865
Transportation	34	34
General and administrative (note 12)	168	158
Financing (notes 6 and 7)	161	204
Depletion, depreciation and accretion	1,556	1,594
Unrealized risk management (gain) loss (note 8)	39	(1)
Unrealized foreign exchange (gain) loss	(186)	203
Gain on currency contracts (note 8)	(75)	-
	2,676	3,057
Income (loss) before taxes	(522)	1,356

Taxes
Future income tax (recovery) expense (note 10)	(378)	135

Net and comprehensive income (loss)	$(144)	$1,221

Retained earnings, beginning of year	$329	$658
Distributions declared	(841)	(1,550)
Retained earnings (deficit), end of year	$(656)	$329

Net income (loss) per unit (note 14)
Basic	$(0.35)	$3.25
Diluted	$(0.35)	$3.22
Weighted average units outstanding (millions)
Basic	412.9	375.6
Diluted	412.9	382.9

See accompanying notes to the audited consolidated financial statements.

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Years ended December 31
(CAD millions)	2009	2008

Operating activities
Net income (loss)	$(144)	$1,221
Depletion, depreciation and accretion (note 4)	1,556	1,594
Future income tax (recovery) expense (note 10)	(378)	135
Unit-based compensation (note 12)	52	45
Unrealized risk management (gain) loss (note 8)	593	(661)
Unrealized foreign exchange (gain) loss	(186)	203
Asset retirement expenditures	(65)	(85)
Change in non-cash working capital (note 16)	(27)	(196)
	1,401	2,256

Investing activities
Additions to property, plant and equipment	(688)	(1,095)
Acquisitions of property, plant and equipment	(32)	(17)
Dispositions of property, plant and equipment	401	67
Acquisition costs	-	(29)
Change in non-cash working capital (note 16)	(79)	25
	(398)	(1,049)

Financing activities
Increase (decrease) in bank loan	(687)	1,089
Issue of equity	280	59
Distributions paid	(799)	(1,313)
Proceeds from issuance of notes (note 6)	238	619
Redemption / maturity of convertible debentures	(4)	(61)
Repayment of acquired facilities	(31)	(1,600)
	(1,003)	(1,207)

Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$-	$-

Interest paid	$147	$200
Income taxes paid (received)	$(3)	$5

See accompanying notes to the audited consolidated financial statements.

Penn West Energy Trust
Notes to the Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Energy Trust (“Penn West”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and net profit interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. On June 22, 2006, the trust units commenced trading on the NYSE under the symbol “PWE”.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

a) Principles of consolidation

The consolidated financial statements include the accounts of Penn West and all its wholly owned subsidiaries and partnerships. Results from acquisitions are included in Penn West’s reported results from the date of close.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

i)	Capitalized costs
The full cost method of accounting for oil and natural gas operations is followed whereby all costs of acquiring, exploring for and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a 20 percent or more change in the depletion and depreciation rate.

ii)	Depletion and depreciation
Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated or audited by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to be incurred in developing proved reserves and excludes estimated equipment salvage values and the lower of cost and market of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii)	Ceiling test
The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the cost of unproved properties. Expected future cash flows are discounted at Penn West’s estimated risk free rate.

iv)	Asset retirement obligations
The fair value of legal obligations for property abandonment and site restoration is recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Actual asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year (except for significant natural gas processing facilities).

d) Joint operations

Some of Penn West’s exploration and development activities are conducted jointly with others. The accounts reflect only Penn West’s proportionate interest in such activities.

e) Financial instruments

Penn West has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent years depends on which of the following categories the financial instrument has been classified: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial instruments.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Penn West currently has no items requiring separate disclosure as OCI.

Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued receivables are designated as loans and receivables. Accounts payable and accrued liabilities, distributions payable, convertible debentures and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments designated as held-for-trading.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Unit-based compensation

Penn West has a Trust Unit Rights Incentive Plan, as outlined in Note 12. Compensation expense for the plan is based on the fair value of rights granted, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights when granted. Costs in respect of the Employee Retirement Savings Plan are expensed as incurred.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from Penn West Petroleum Ltd. (“the Company”) to the purchaser.

j) Income taxes

Penn West uses the liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled. Penn West is taxable on income in excess of distributions to unitholders.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis at December 31 or more frequently if circumstances arise that indicate impairment may have occurred. If impairment exists, the impairment amount is charged to income and is considered to be non-deductible for future income tax purposes.

The impairment test consists of two steps. First, the fair value of Penn West is compared to the carrying amount, including goodwill, to identify a potential impairment. Fair value is determined using the market price of outstanding trust units on the balance sheet date. If the fair value is greater than the carrying amount, goodwill is considered not impaired and the second step is not required. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of Penn West as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets and the asset retirement liability including the accretion thereof. Depletion and the ceiling test are based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates could be material.

m) Transportation expense

Transportation relates to costs paid by Penn West for the shipping of natural gas, crude oil and NGLs from the wellhead to the point of title transfer. These costs are recognized when the transportation is provided.

n) Per unit calculations

Penn West follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the later of the beginning of the period or issuance.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:
•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
•	if the embedded derivative separated meets the definition of a derivative,
•	the hybrid contract is not measured at fair value or designated as held for trading.

Penn West currently has no material embedded derivatives.

p) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Penn West currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

q) Transaction costs

Transaction costs are charged to income when related to acquisitions and divestiture activities and financing transactions.

Changes in accounting policies

In February 2008, the CICA issued Handbook Section 3064 – “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 – “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. Penn West elected to early adopt this standard in the second quarter of 2009 as it substantially aligns with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1601 – “Consolidated Financial Statements” and Section 1602 – “Non-Controlling Interest”. These sections outline standards for preparing consolidated financial statements and the treatment of non-controlling interests in a business combination. Penn West early adopted these standards in the second quarter of 2009. The adoption of these standards had no material impact on Penn West’s financial statements.

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. Level 1 inputs are based on quoted prices in active markets that Penn West has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009 and disclosed in Note 8. The adoption of this standard had no material effect on Penn West’s financial statements.

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the transition date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

3. Working capital components

	As at December 31
	2009	2008
Components of accounts receivable
Trade	$93	$123
Accruals	274	259
Other	4	4
	$371	$386
Components of other assets
Prepaid expenses	$70	$82
Inventory	31	24
	$101	$106
Components of accounts payable and accrued liabilities
Accounts payable	$149	$261
Royalty payable	77	90
Capital accrual	130	208
Operating accrual	82	11
Other	77	60
	$515	$630

4. Property, plant and equipment

	As at December 31
	2009	2008
Oil and natural gas properties, including production and processing equipment	$17,929	$17,520
Accumulated depletion and depreciation	(6,582)	(5,068)
Net book value	$11,347	$12,452

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2009, asset retirement obligations were reduced by $26 million (2008 - $25 million capitalized) reflecting net property dispositions. The lower of cost, less any impairment of unevaluated property excluded from the depletion base as at December 31, 2009 was $393 million (December 31, 2008 - $490 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $1,152 million (2008 - $1,120 million).

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2009 and 2008. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, was in excess of the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

The following table outlines benchmark prices used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2010	$79.58	$5.66	0.94
2011	83.73	6.50	0.94
2012	86.45	6.67	0.94
2013	89.60	7.09	0.94
2014 – 2019	$96.73	$8.12	0.94
Thereafter (inflation percentage)	2%	2%	-

5. Goodwill
	Year ended December 31
	2009	2008
Balance, beginning of year	$2,020	$652
Acquisitions	-	1,368
Balance, end of year	$2,020	$2,020

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust (“Canetic”) and Vault Energy Trust (“Vault”). Goodwill is subject to impairment testing which consists of two parts. Under part 1, the fair value of the reporting entity, in our case the market value of our equity, is compared to the book value. If the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2009, our market capitalization, plus a 20 percent equity control premium, exceeded the book value of Penn West. As a result, Penn West determined there was no goodwill impairment at December 31, 2009.

6. Long-term debt
	As at December 31
	2009	2008
Bankers’ acceptances and prime rate loans	$1,874	$2,561

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	168	195
5.80%, US$155 million, maturing May 31, 2017	163	189
5.90%, US$140 million, maturing May 31, 2019	147	170
6.05%, US$20 million, maturing May 31, 2022	21	24
	499	578
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	160	186
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	292	339
6.40%, US$49 million, maturing May 29, 2020	52	59
	534	614
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	97	101

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	52	-
8.89%, US$35 million, maturing May 5, 2016	36	-
9.32%, US$34 million, maturing May 5, 2019	36	-
8.89%, US$35 million, maturing May 5, 2019 (2)	37	-
9.15%, £20 million, maturing May 5, 2019 (3)	34	-
9.22%, €10 million, maturing May 5, 2019 (4)	15	-
7.58%, CAD$5 million, maturing May 5, 2014	5	-
	215	-

Total long-term debt	$3,219	$3,854

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

At December 31, 2009, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $3.25 billion. The facility is extendible and expires on January 11, 2011. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. In November 2009, the Board of Directors approved the cancellation of tranche two of the bank facility which totalled $750 million and was non-extendible. As at December 31, 2009, approximately $1.4 billion of unused credit capacity was available.

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at December 31, 2009, 14 percent (2008 - 28 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 86 percent (2008 - 72 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps).

Letters of credit totalling $2 million were outstanding on December 31, 2009 (December 31, 2008 - $1 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $140 million for the year ended December 31, 2009 (2008 - $204 million). Also included in financing costs is realized losses on interest rate swaps of $21 million for 2009 (2008 - $nil).

The estimated fair value of the principal and interest obligations of the outstanding unsecured notes was as follows:
	As at December 31
	2009	2008
2007 Notes	$508	$495
2008 Notes	558	536
UK Notes	99	92
2009 Notes	247	-
Total	$1,412	$1,123

7. Convertible debentures

Penn West had the following unsecured subordinated convertible debentures outstanding at December 31, 2009:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible (1)	PWT.DB.C	June 30, 2010	$82.14	$1,025 July 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	July 31, 2010	$36.82	$1,025 July 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010
				$1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010
				$1,025 Dec. 31, 2010 to maturity

(1) Redeemable at the debenture holder’s option.

During 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $56 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, Dec. 31, 2007	$-	$-	$-	$-	$-	$-	$-
Acquired	6	8	49	18	50	229	360
Converted	(1)	(1)	(1)	-	-	-	(3)
Redeemed	-	-	(32)	-	(24)	-	(56)
Matured	(5)	-	-	-	-	-	(5)
Balance, Dec. 31, 2008	-	7	16	18	26	229	296
Redeemed	-	-	(16)	-	-	-	(16)
Matured	-	(7)	-	-	-	-	(7)
Balance, Dec 31, 2009	$-	$-	$-	$18	$26	$229	$273

As at December 31, 2009, the current portion of the convertible debentures totalled $18 million (2008 - $7 million) and the remaining $255 million (2008 - $289 million) was classified as long-term. The fair value of the convertible debentures at December 31, 2009, based on quoted market value, was $277 million (2008 - $248 million).

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income taxes), convertible debentures and long-term debt. Except for the U.S. Senior notes and the UK notes described in Note 6 and the convertible debentures described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the Management’s Discussion and Analysis for the year ended December 31, 2009 under the heading “Business Risks”. The disclosure under that heading is hereby incorporated by reference into, and forms an integral part of, these financial statements.

Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting primarily with counterparties that are members of our banking syndicate or that have investment grade ratings.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates by using financial instruments to swap floating interest rates for fixed rates or by transactions in fixed rate instruments.

Crude oil sales are referenced to or denominated in US dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian to US exchange rates. A portion of Penn West’s long-term debt is denominated in US dollars, Pounds Sterling and Euros and is affected by foreign exchange fluctuations. From time to time, Penn West may use financial instruments to fix future exchange rates.

The fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts is reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

Penn West adopted the amendments to CICA Handbook section 3862 – “Financial Instruments” for its financial assets and liabilities effective December 31, 2009. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. As at December 31, 2009, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued using Level 2 inputs. These are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management	2009	2008
Balance, beginning of year	$442	$(148)
Liabilities acquired in year	-	(71)
Unrealized gain (loss) on financial instruments:
Commodity collars	(554)	660
Electricity swaps	(25)	3
Interest rate swaps	32	(43)
Foreign exchange forwards	(51)	63
Cross currency swaps	5	(22)
Fair value, end of year	$(151)	$442

Total fair value consists of the following:
Fair value, end of year – current portion	$(130)	$448
Fair value, end of year – long-term portion	(21)	(6)
Total fair value, end of year	$(151)	$442

Based on December 31, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management loss by $11 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management loss by $2 million.

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the year:

	Year ended December 31
Risk management	2009	2008
Balance, beginning of year	$442	$(148)
Liabilities acquired in year	-	(71)
Realized (gain) loss – commodity contracts	(344)	296
Unrealized gain (loss) – commodity contracts	(210)	364
Realized (gain) loss – other	37	(6)
Unrealized gain (loss) – other	(76)	7
Total fair value, end of year	$(151)	$442

Penn West had the following financial instruments outstanding as at December 31, 2009. Fair values are determined using external counterparty information, which is compared to observable market data.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jan/10 – Dec/10	US$60.11 to $75.72/bbl	$(139)
Natural gas
AECO Collars (1)	63,000 GJ/d	Jan/10 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power Pool Swaps	50 MW	Jan/10 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool Swaps	25 MW	Jan/10 – Dec/11	$66.70/MWh	(6)
Alberta Power Pool Swaps	50 MW	Jan/11 – Dec/11	$66.23/MWh	(7)
Interest rate swaps
	$50	Jan/10 – June/10	3.68%	(1)
	$250	Jan/10 – Nov/10	2.27%	(4)
	$500	Jan/10 – Dec/11	1.61%	(2)
	$600	Jan/10 – Jan/14	2.71%	(5)
	$50	June/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	3
10-year term	US$80	2017	1.00016 CAD/USD	3
12-year term	US$70	2019	0.99124 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(15)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	-

Total				$(151)

(1) The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

A realized loss of $16 million (2008 - $6 million gain) on electricity contracts has been included in operating costs for 2009.

Realized gains and losses on the interest rate swaps are recorded as financing costs. In 2009, an expense of $21 million (2008 – $nil) was recorded to recognize the reduction in short-term floating interest rates compared to the fixed interest rates and terms transacted under our financial instruments.

Funds flow for the year ended December 31, 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts related to oil collars recorded in the second quarter of 2009.

9. Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management using external consultants assuming current costs, technology and enacted legislation.

At December 31, 2009, the total estimated amount to settle Penn West’s asset retirement obligations on an uninflated and undiscounted basis was $2.4 billion (2008 - $2.4 billion) and on an inflated and undiscounted basis was $4.0 billion (2008 - $4.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2008 - 2.0 percent) and the inflated amount was discounted using credit-adjusted rates between 7.0 – 9.0 percent (2008 - 7.0 – 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:
	Year ended December 31
	2009	2008
Balance, beginning of year	$614	$413
Net liabilities (disposed) incurred during the year	(26)	21
Increase in liability due to change in estimate	-	4
Liabilities settled during the year	(65)	(85)
Liabilities acquired in year	3	223
Accretion charges	42	38
Balance, end of year	$568	$614

10. Income taxes

As at December 31, 2009, the total future income tax liability of $1,132 million (2008 - $1,500 million) consisted of a $37 million current future income tax asset (2008 - $132 million current liability) and a $1,169 million long-term future income tax liability (2008 - $1,368 million). The current portion of the future income tax asset represents future income taxes attributable to the unrealized risk management liability.

The 2009 tax recovery included approximately $168 million related to unrealized risk management losses and $65 million related to legislation enacted during the year by the Government of Canada which reduced the provincial component of the SIFT tax rate from 13 percent to 10 percent.

Future income tax assets (liabilities) arose from temporary differences as follows:
	As at December 31
	2009	2008
Property, plant and equipment	$(1,317)	$(1,522)
Risk management	39	(132)
Asset retirement obligations	146	154
Net future income tax liability	$(1,132)	$(1,500)
Future income tax asset	37	-
Future income tax liability	$(1,169)	$(1,500)

Penn West currently maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items.

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:
	Year ended December 31
	2009	2008
Income (loss) before taxes	$(522)	$1,356
Combined statutory tax rate	29.5%	30.1%
Computed income tax (recovery) provision	$(154)	$408
Increase (decrease) resulting from:
Net Income attributable to the trust	(150)	(338)
Tax rate reductions	(65)	-
Unit-based compensation	15	13
Unrealized foreign exchange	(29)	30
Previously unrecognized capital losses	(21)	21
Adjustment for previously enacted tax rates	54	11
Other	(28)	(10)
Future income tax (recovery) expense	$(378)	$135

Other includes the impact of true-ups, prior year assessments received in the current year and revisions of previous estimates.

11. Unitholders’ equity

a) Authorized

i) An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable Penn West to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by Penn West.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b) Issued

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee trust unit savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued on convertible debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	7,976
Issued on exercise of trust unit rights (1)	414,745	9
Issued to employee trust unit savings plan	2,579,500	37
Issued to distribution reinvestment plan	8,221,146	111
Issued on convertible debentures	1,498,247	19
Issued for trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, December 31, 2009	421,638,737	$8,451

(1) The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At December 31, 2009 no units had been issued under the facility.

Special Voting Units

No Special Voting Units were issued.

c) Contributed Surplus

	Year ended December 31
	2009	2008
Balance, beginning of year	$75	$35
Unit-based compensation expense	52	45
Benefit on rights exercised (1)	(4)	(5)
Balance, end of year	$123	$75

(1)	The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

12. Unit-based compensation

Trust Unit Rights Incentive Plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

Trust unit rights	Number Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2007	14,486,084	$25.69	$4.91
Granted	15,224,042	26.96	5.09
Exercised	(1,319,377)	19.95	3.27
Forfeited	(2,572,369)	25.78	5.42
Balance before reduction of exercise price	25,818,380	26.72	5.05
Reduction of exercise price for distributions paid	-	(3.84)	-
Outstanding, December 31, 2008	25,818,380	$22.88	$5.05
Granted	10,889,310	12.88	1.72
Exercised	(414,745)	13.38	2.17
Forfeited	(4,476,787)	21.68	4.99
Balance before reduction of exercise price	31,816,158	19.75	3.95
Reduction of exercise price for distributions paid	-	(2.10)	-
Outstanding, December 31, 2009	31,816,158	$17.65	$3.95

At December 31, 2009, exercisable trust units totaled 11,155,528 (2008 - 5,254,620) at a weighted average exercise price of $20.01 (2008 - $21.18) and a weighted average grant date fair value of $4.92 (2008 - $4.77).

Unit Rights Outstanding				Unit Rights Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00 - $17.99	9,985,663	$11.32	3.5	-	$-
$18.00 -$26.99	9,632,841	20.29	2.4	3,357,848	20.38
$27.00 - $35.99	10,899,124	19.83	1.8	7,008,560	18.88
$36.00 - $44.99	1,298,530	28.52	2.5	789,120	28.52
	31,816,158	$17.65	2.5	11,155,528	$20.01

(1)	Exercise prices are adjusted for distributions if certain conditions are met.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years; rights granted after this date expire after 4 years.

Unit-based compensation expense is based on the fair value of rights issued on the grant date and is amortized over the remaining vesting periods on a straight-line basis allocated as follows:

	Year ended December 31
(millions)	2009	2008
Operating expense	$13	$11
General and administrative expense	39	34
Unit-based compensation expense	$52	$45

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following fair value per trust unit right and weighted average assumptions:

	Year ended December 31
	2009	2008
Average fair value of trust unit rights granted (per unit) (1)	$1.72	$5.09
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	32.1%	27.0%
Risk-free rate of return (average)	2.1%	3.0%
Distribution yield (2)	11.9%	18.1%

(1)	Calculated on a weighted average basis.
(2)	Represents distributions declared as a percentage of Penn West’s market price at the balance sheet date.

The expected volatility of the trust unit rights was based on the historical unit price volatility of Penn West. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Employee Retirement Savings Plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. During 2009, 2,579,500 treasury units (2008 – 1,223,514) were contributed to the plan at an average of $14.53 per unit (2008 – $26.72) and a total cost of $37 million (2008 – $33 million). No trust units have been purchased in the open market since the trust conversion.

13. Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. Distributions payable to unitholders is the amount declared and payable by Penn West.

	Year ended December 31
Accumulated Cash Distributions	2009	2008
Balance, beginning of year	$3,660	$2,110
Distributions declared	841	1,550
Balance, end of year	$4,501	$3,660

Distributions per unit (1)	$2.04	$4.08
Accumulated cash distributions per unit, beginning of year	14.18	10.10
Accumulated cash distributions per unit, end of year	$16.22	$14.18

(1)	Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

14. Per unit amounts

The number of incremental units included in diluted earnings per unit is computed using the average volume-weighted market price of trust units for each interim period. In addition, contracts that could be settled in cash or trust units are assumed to be settled in trust units if unit settlement is more dilutive.

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2009	2008
Basic	412,945,381	375,613,697
Diluted Impact	-	7,299,138
Diluted	412,945,381	382,912,835

For 2009, 31.8 million trust unit rights (2008 – 13.5 million) and 5.3 million units (2008 – 0.6 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive due to the net loss in the year. In 2008, a portion of the convertible debentures was considered dilutive resulting in $12 million of interest expense excluded from the earnings per share calculation.

15. Contractual obligations and commitments

The following is a summary of the contractual obligations due in the next five years and thereafter:

(millions)	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$-	$1,874	$-	$5	$62	$1,278
Transportation	21	13	3	-	-	-
Transportation ($US)	3	3	3	3	3	3
Power infrastructure	21	7	7	7	7	4
Drilling rigs	12	3	-	-	-	-
Purchase obligations (1)	13	13	13	12	11	19
Interest obligations	124	105	89	89	85	247
Office lease (2)	$56	$72	$69	$67	$61	$605

(1)	These amounts represent estimated commitments of $62 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $397 million.

Penn West’s syndicated credit facility is due for renewal on January 11, 2011. If Penn West is not successful in renewing or replacing the facility, it could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, Penn West has an aggregate of $1.3 billion in senior notes maturing between 2014 and 2022. Penn West maintains positive working relationships and is in continuous contact with members in its banking syndicate. Penn West’s discussions with its syndicate banks regarding the renewal of its banking syndicate are proceeding as expected and it anticipates it will be successful in renewing its credit facilities on acceptable terms prior to the date of expiry.

Convertible debentures with an aggregate principal amount of $273 million outstanding on December 31, 2009 (2008 - $296 million), and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of the MD&A and Note 7.

16. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2009	2008
Accounts receivable	$15	$(109)
Other current assets	5	(60)
Accounts payable and accrued liabilities	(115)	271
Acquisitions	(11)	(273)
	$(106)	$(171)
Operating activities	$(27)	$(196)
Investing activities	(79)	25
	$(106)	$(171)

17. Business combinations

Reece Energy Exploration Corp (“Reece”) Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”), an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital.

Endev Energy Inc. (“Endev”) Acquisition

On July 22, 2008, the acquisition of Endev was successfully completed. Penn West issued approximately 3.6 million trust units for total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic for a total acquisition cost of approximately $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,348
Working capital deficiency	(274)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

18. Related-party transactions

During 2009 Penn West paid $2 million (2008 – $5 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

19. Capital management

Penn West manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and to maintain a stable distribution profile to its unitholders.

Penn West defines unitholders’ equity, long-term debt and convertible debentures as capital. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes, UK Notes and the 2009 Notes. As at December 31, 2009, the Company was in compliance with all financial covenants; as follows:

	Pro forma year ended December 31 (1)
(millions, except ratio amounts)	2009	2008
Components of capital
Unitholders’ equity	$7,918	$8,380
Long-term debt	$3,219	$3,854
Convertible debentures	$273	$296
Ratios
Senior debt to pro forma EBITDA (2)	2.0	1.4
Total debt (9) to pro forma EBITDA (3)	2.0	1.4
Senior debt to capitalization (4)	28%	31%
Total debt (9) to capitalization (5)	28%	31%
Total debt (10) to capitalization (5)	31%	33%
Priority debt to consolidated tangible assets (6)	-	-
Pro forma EBITDA	$1,654	$2,762

Credit facility debt and senior notes	$3,219	$3,854
Letters of credit	2	1
Total senior debt	3,221	3,855
Convertible debentures (7)	26	42
Total debt (9)	3,247	3,897
Convertible debentures (8)	247	254
Total debt (10)	3,494	4,151
Total unitholders’ equity	7,918	8,380
Total capitalization	$11,412	$12,531

(1)	Pro forma includes the effect of significant acquisitions and dispositions completed during the year as if they occurred at the beginning of the period.
(2)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(3)	Less than 4:1.
(4)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(5)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(6)	Priority debt not to exceed 15% of consolidated tangible assets.
(7)	Convertible debentures not meeting the requirements for equity classification under lending agreements.
(8)	Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(9)
Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.

(10)	Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

20. Subsequent events

On January 15, 2010, Penn West closed a property swap increasing its position in its Pembina and Dodsland light oil plays in exchange for certain interests in the Leitchville area. Penn West also received net cash consideration of approximately $434 million, prior to closing adjustments.

In the first quarter of 2010, Penn West entered into additional natural gas collars for March 2010 to December 2010 on 30,000 GJ per day at $5.00 per GJ to $5.75 per GJ. We also entered into crude oil collars on 5,000 barrels per day for 2011 at US$80.00 to US$90.66 per barrel. Additionally, Penn West entered into electricity swaps for the remainder of 2010 on 15 MW at $50.00 per MWh, 2011 on 15 MW at $47.00 per MWh, 2012 on 75 MW at $53.65 per MWh, 2013 on 50MW at $55.20 per MWh and in 2014 on 10MW at $59.50 per MWh.

On March 11, 2010, the Government of Alberta, announced changes to its royalty structure which will become effective January 1, 2011. These modifications include a reduction in the maximum royalty rate from current levels of 50 percent to 40 percent for conventional oil and from 50 percent to 36 percent for natural gas. Furthermore, the current incentive allowing a maximum 5 percent royalty rate on the first year of production from new conventional oil and natural gas wells will remain in effect under the modified framework. Additionally, the royalty curves will be reviewed which may lead to modifications for all production types. Changes to the royalty curves, if any, will be announced prior to May 31, 2010, therefore, Penn West cannot estimate the full impact of the modifications until that time.

On March 16, 2010, the Company closed a private placement of senior unsecured notes (the “2010 Notes”) with an aggregate principal amount of approximately US$250 million and CAD$50 million. The 2010 Notes have an average term of 8.6 years and bear an average fixed interest rate of approximately 5.5 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.